UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

HAMILTON LANE PRIVATE ASSETS FUND
(Name of Subject Company (Issuer))

HAMILTON LANE PRIVATE ASSETS FUND
(Name of Filing Person(s) (Issuer))

CLASS D, CLASS I AND CLASS R SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

407498302, 407498203 AND 407498104
(CUSIP Number of Class of Securities)

Frederick W. Shaw
Hamilton Lane Advisors, L.L.C.
110 Washington St, Ste. 1300
Conshohocken, PA 19428
(Name and Address of Agent for Service)

With a copy to:
Joshua B. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
(215) 988-2700

August 5, 2022
(Date Tender Offer First Published,
Sent or Given to Security Holders)

[   ]        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on August 5, 2022 by Hamilton Lane Private Assets Fund (the "Fund") in connection with an offer (the "Offer") by the Fund to repurchase shares of beneficial interest in the Fund ("Shares”) in an aggregate amount up to $19,184,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits 99.B and 99.C to the Statement on August 5, 2022.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund ("Shareholders") that desired to tender Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on September 2, 2022.

2. Valuation Date of the Shares tendered pursuant to the Offer was September 30, 2022.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of September 30, 2022 in the amount of $654,057.32 for Class R and $2,305,805.41 for Class I.

4. The payment of the purchase price of the Shares or portions of Shares tendered was made in the form of promissory notes issued to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes were held by UMB Fund Services, Inc., the Fund's administrator, on behalf of such Shareholders, in accordance with the terms of the Offer. One (1) Shareholder of Class I, whose tender was accepted for purchase by the Fund, did not tender their entire Shares; therefore, pursuant to the promissory notes issued to the Shareholders, the Fund paid the Shareholder 100% of the Shareholder’s unaudited net asset value of the Shares tendered. A cash payment in the amount of the unaudited net asset value of the Shares tendered was wired to the account designated by such Shareholder in their Letter of Transmittal on October 27, 2022. Two (2) Shareholders of Class R and eight (8) Shareholders of Class I, whose tenders were accepted for purchase by the Fund, tendered their entire Shares in the Fund; therefore, pursuant to the promissory notes issued to the Shareholders, the Fund paid to the Shareholders at least 90% of the Shareholders’ unaudited net asset value of the Shares tendered, less any early repurchase fee relating to such Shares (the “Initial Payment”). An Initial Payment in the amount of at least 90% of the Shareholders’ unaudited net asset value of the Shares tendered was wired to the accounts designated by such Shareholders in their Letters of Transmittal on October 27, 2022. The Fund will pay the Shareholders a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the net asset value of the Shares tendered and purchased as of September 30, 2022 (as it may be adjusted based upon the next annual audit of the Fund’s financial statements) over (2) the Initial Payment. The Post-Audit Payment will be made promptly after the completion of the Fund’s annual audit at the end of May 2023.

Except as specifically provided herein, the information contained in the Statement, Offer to Purchase and the related Letter of Transmittal previously filed on August 5, 2022 (the “Tender Offer Materials”) remains unchanged and this final amendment does not modify any of the information previously reported in the Tender Offer Materials.

Item 1 through Item 9 and Item 11.

The information set forth in the Tender Offer Materials is incorporated herein by reference into this final amendment in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

Item 10.	Financial Statements

Not applicable.

Item 12(a).	Exhibits

Not applicable.

Item 12(b).	Filing Fee

Calculation of Filing Fee Tables

Item 13.	Information Required By Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

HAMILTON LANE PRIVATE ASSETS FUND

By:	/s/ Adam B. Shane
Name: Adam B. Shane
Title: Secretary

January 20, 2023

EXHIBIT INDEX

EXHIBIT

Calculation of Filing Fee Table